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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13 (e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Illini Corporation
(Name of the Issuer)

Illini Corporation
Illini Merger Co.
(Name of Person(s) Filing Statement)

Common Stock
(Title of Class of Securities)

451773105
(CUSIP Number of Class of Securities)

Copy to:

Gaylon E. Martin
President and Chief Executive Officer
Illini Corporation
3200 West Iles Avenue
Springfield, Illinois 62707
(217) 787-5111
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)	Timothy E. Kraepel Howard & Howard Attorneys, P.C. 39400 Woodward Avenue, Suite 101 Bloomfield Hills, MI 48304-5151 (248) 645-1483

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

        Check the following box if the soliciting materials or information statement referred to in the checking box (a) are preliminary copies: ☒

        Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF REGISTRATION FEE

Transaction valuation*	Amount of filing fee

$1,848,785	$218

*
For purposes of calculating the fee only. This amount assumes the acquisition of 45,649 shares of common stock of the subject company acquired in the merger for $40.50 per share in cash (the "Total Consideration"). Pursuant to Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 equals .0001177 of the Total Consideration.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $	Filing Party:
Form or Registration No.:	Date Filed:

Y

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

Item 1.	Summary Term Sheet
The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SUMMARY" and "QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER."
Item 2.	Subject Company Information

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT ILLINI AND ITS AFFILIATES—General, —Stock Repurchases by Illini Corporation, —Recent Affiliate Transactions in Illini Stock; —Market for Common Stock and Dividend Information; and—Dividend Policy" and "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Number of Shares Outstanding."
Item 3.	Identity and Background of Filing Person

The filing persons are Illini Corporation and Illini Merger Co. The subject company is Illini Corporation. Information regarding the persons specified in Instruction C to the Schedule is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION ABOUT ILLINI AND ITS AFFILIATES—General," "—Illini Merger Co.," "—Directors and Executive Officers of Illini Corporation" and "—Voting Securities and Principal Holders Thereof."
Item 4.	Terms of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SUMMARY," "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Requirements for Shareholder Approval," "SPECIAL FACTORS—Purposes of and Reasons for the Merger Proposal, —Structure of the Merger, —Recommendation of our Board of Directors, —Financial Fairness, —Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-Affiliated Shareholders, —Rights of Dissenting Shareholders, Access to Corporate Files, Appraisal Services, and—Material U.S. Federal Income Tax Consequences of the Merger," and "INFORMATION ABOUT ILLINI AND ITS AFFILIATES—Market for Common Stock and Dividend Information."
Item 5.	Past Contacts, Transactions, Negotiations and Agreements

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT ILLINI AND ITS AFFILIATES—Recent Affiliate Transactions in Illini Stock and—Stock Repurchases by Illini Corporation"; "SPECIAL FACTORS—Recommendation of our Board of Directors; —Financial Fairness, —Interests of Certain Persons in the Merger, and—Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-Affiliated Shareholders."

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Item 6.	Purposes of the Transaction and Plans or Proposals

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS —Structure of the Merger, —Purposes of and Reasons for the Merger Proposal, —Purposes and Reasons of Illini Merger Co. for the Merger Proposal, —Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-Affiliated Shareholders, —Operations of the Banks Following the Merger; —Financing of the Merger; —Termination of Securities Exchange Act Registration; and, —Conversion and Exchange of Stock Certificates," and "INFORMATION ABOUT ILLINI AND ITS AFFILIATES—Directors and Executive Officers of Illini Corporation, —Market for Common Stock and Dividend Information; and—Dividend Policy."
Item 7.	Purposes, Alternatives, Reasons and Effects

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS —Purposes of and Reasons for the Merger Proposal, —Background of Merger Propo- sal—Recommendation of our Board of Directors, —Purposes and Reasons for Illini Merger Co. for the Merger Proposal, —Interests of Certain Persons in the Merger, —Pro Forma Effect of the Merger, —Certain Consequences of the Merger; Benefits and Detriments to Affiliated and Non-Affiliated Shareholders, —Operations of the Banks Following the Merger, and —Material U.S. Federal Income Tax Consequences of the Merger," and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION."
Item 8.	Fairness of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS —Background of the Merger Proposal; —Recommendation of our Board of Directors; —Financial Fairness; and—Position of Illini Merger Co. as to the Fairness of the Merger."
Item 9.	Reports, Opinions, Appraisals and Negotiations

The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS —Financial Fairness, —Determination of the Terms of the Merger"; "QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER"; and Appendix B—Fairness Opinion.
Item 10.	Source and Amount of Funds or Other Consideration
The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS —Financing of the Merger; and, —Source of Funds and Expenses."
Item 11.	Interest in Securities of the Subject Company

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT ILLINI AND ITS AFFILIATES—Voting Securities and Principal Holders Thereof, —Recent Affiliate Transactions in Illini Stock and —Stock Repurchases by Illini Corporation."
Item 12.	The Solicitation or Recommendation

The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS —Recommendation of our Board of Directors; —Financial Fairness; and—Position of Illini Merger Co. as to the Fairness of the Merger" and "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Voting at the Special Meeting."

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Item 13.	Financial Statements

(a) The audited financial statements and unaudited interim financial statements are incorporated in the proxy statement from Illini Corporation's Annual Report on Form 10-KSB for the year ended December 31, 2004 and Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005. The information in the proxy statement referred to in "DOCUMENTS INCORPORATED BY REFERENCE" and "WHERE YOU CAN FIND MORE INFORMATION" is incorporated herein by reference.
Illini Corporation does not calculate a ratio of earnings to fixed charges in its regularly prepared financial statements.
(b) The information set forth in the proxy statement under "SPECIAL FACTORS—Pro Forma Effect of the Merger" and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION" is incorporated herein by reference.
(c) The information set forth in the proxy statement under "SELECTED HISTORICAL FINANCIAL DATA" and "SPECIAL FACTORS—Pro Forma Effect of the Merger" is incorporated herein by reference.
Item 14.	Persons/Assets Retained, Employed, Compensated or Used
The required information is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS—Solicitation of Proxies."
Item 15.	Additional Information

Portions of the Preliminary Proxy Statement included as Exhibit 1 hereto which are not otherwise specifically incorporated by reference under Items 1 - 14 of this Schedule 13E-3 are hereby incorporated herein by this reference.
Item 16.	Exhibits

1. Preliminary Proxy Statement, Form of Proxy, Notice of Special Meeting of Shareholders and related cover letter, filed with the Securities and Exchange Commission on September 26, 2005, including Appendix A—Agreement and Plan of Merger; Appendix B—Fairness Opinion; and Appendix C—Illinois Dissenters' Rights Statute.
2. Valuation Report of Keller & Company, Inc.
3. Term Sheet from JP Morgan Chase.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2005	ILLINI CORPORATION
	By:	/s/ GAYLON E. MARTIN Gaylon E. Martin President and Chief Executive Officer
ILLINI MERGER CO.
	By:	/s/ GAYLON E. MARTIN Gaylon E. Martin President

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EXHIBIT INDEX

1.
Preliminary Proxy Statement, Form of Proxy, Notice of Special Meeting of Shareholders and related cover letter, filed with the Securities and Exchange Commission on September 26, 2005, including Appendix A—Agreement and Plan of Merger; Appendix B—Fairness Opinion; and Appendix C—Illinois Dissenters' Rights Statute.

2.
Valuation Report of Keller & Company, Inc.

3.
Term Sheet from JP Morgan Chase.

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TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
SIGNATURE